UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant's name into English)

Suite 605 - 475 Howe Street, Vancouver, British Columbia V6C 2B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

INDEPENDENT REVIEW

OF THE

NEVADA AND DORADO GOLD PROPERTIES
MARICUNGA GOLD-COPPER DISTRICT
THIRD REGION - REPUBLIC OF CHILE

FOR

PAN AMERICAN GOLD CORPORATION Vancouver, British Columbia, Canada

September 20, 2004

TABLE OF CONTENTS
1 OVERVIEW	1
2 INTRODUCTION	2
3 DISCLAIMER	3
4 PROPERTY AND LOCATION	3
4.1 PROPERTY DESCRIPTIONS 4.2 TERMS OF ACQUISITION	3 4
4.2.1 Lajitas Option with Compañia Cerro El Diablo 4.2.2 Minera Cerro El Diablo Inc. Option with the Company	4 5
5 ACCESS, INFRASTRUCTURE, PHYSIOGRAPHY, AND CLIMATE	5
6 PROPERTY HISTORY	6
6.1 NEVADA 6.2 DORADO (LAJITAS)	6 7
6.2.1 Historic Mineral Processing and Metallurgical Testing 6.2.2 Historic Mineral Resource Estimate	8 8
7 GEOLOGICAL SETTING	10
7.1 REGIONAL GEOLOGY 7.2 DISTRICT GEOLOGY	10 12
7.2.1 Lithology 7.2.2 Structure 7.2.3 Alteration	12 13 13
8 DEPOSIT MODELS	14
9 MINERALIZATION	15
9.1 NEVADA PROPERTY 9.2 DORADO PROPERTY	15 15
10 EXPLORATION	16
11 SAMPLING METHOD AND APPROACH	16
12 SAMPLING PREPARATION, ANALYSIS, AND SECURITY	16
13 DATA VERIFICATION	17
14 ADJACENT PROPERTIES	17
15 MINERAL PROCESSING AND METALLURGICAL TESTING	18
16 MINERAL RESOURCE ESTIMATES	18
17 CONCLUSIONS	18
18 RECOMMENDATIONS	19
19 REFERENCES	21
20 CERTIFICATE OF QUALIFICATIONS AND DECLARATION	23

LIST OF TABLES
Table 1	Claims controlled by Compãnia Minera Cerro El Diablo at the Nevada and Dorado Gold Properties
Table 2	Nevada Property Reverse Circulation Drilling Highlights
Table 3	Dorado Property RC Drilling Highlights
Table 4	Minera Santa FE Pacific, Dorado (Lajitas) Property Hot Cyanide Procedure
Table 5	Dorado Gold Deposit, "Indicated" Resource
Table 6	Gold Deposits of the Maricunga Belt, Region III, Chile
Table 7	Proposed Exploration Program Budget

LIST OF FIGURES
Figure 1	Location Map of Key Mineral Deposits in Maricunga and El Indio Belts, Northern Chile
Figure 2	Location Map of the Maricunga and El Indio-Pascua Belts relative to other major Neogene Deposits and Districts in Southern-Central Andes
Figure 3	Location Map, Pan American Claims, in the Maricunga Gold District, Chile
Figure 4	TM Satellite Alteration Map, Nevada Gold Property
Figure 5	TM Satellite Alteration Map, Dorado Gold Property
Figure 6	Drill Hole Location Map, with Gold Mineralization Blocks, Dorado Gold Property

PHOTOS
Photo 1	T2 Drill Site and Trenches, Nevada Gold Property
Photo 2	Refugio Gold Mine Pit, from Nevada Gold Property
Photo 3	Breccia and Vuggy Silica Samples, Nevada Gold Property
Photo 4	Main Iron-Clay Alteration Zone, Dorado Gold Property
Photo 5	Dorado Gold Resource Area
Photo 6	Auriferous Stockwork Veins, Dorado Gold Resource Area
Photo 7	Auriferous Stockwork Veins and Fracture System, Dorado Resource Area

INDEPENDENT REVIEW

OF THE

NEVADA AND DORADO GOLD PROPERTIES MARICUNGA GOLD-COPPER DISTRICT THIRD REGION - REPUBLIC OF CHILE

FOR

PAN AMERICAN GOLD CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

SEPTMEBER 20, 2004

1 OVERVIEW

Pan American Gold Corporation, an Ontario Public Company (the "Company"), is an exploration and mineral development company listed on the OTC and trades under the symbol PNAMF:OTC:BB. The Company is currently working mineral exploration properties in Nevada, USA and is also actively acquiring two new properties in northern Chile by way of option agreement.

The Andean Cordillera of Peru, Bolivia, Argentina, and Chile host some of lowest cost gold mines in the world due to supergene oxidation of shallowly emplaced high sulphidation epithermal gold deposits. This weathering regime and deposit type is unique to the western Americas and is preferentially manifested in Tertiary-age volcanic rocks of the Andean Cordillera. The Yanacocha (Reserves: 34.1 million oz gold1) and Pierina (Reserves: 4.7 million oz gold2) mines both in Peru, and the Pascua-Lama-Veladero deposit (Reserves: 25.3 million oz gold2) in Chile/Argentina represent the largest examples of these gold deposits.

The Maricunga Gold Belt of northern Chilean hosts the Marte-Lobo, Refugio, La Coipa, Cerro Casale, El Hueso/ADLF and La Pepa deposits that cumulatively contain more than 43 million ounces of gold. These deposits are predominately porphyry gold stockwork systems (±copper) and are contained within advanced argillic alteration zones that locally host highsulphidation epithermal gold deposits.

The Company is optioning the Nevada and Dorado Gold and Copper properties (the "Properties"), located in the Maricunga Gold and Copper District approximately 700 kilometres (km) northwest of Santiago, Chile, from Minera Cerro El Diablo Inc., an American corporation, and its Chilean subsidiary. The properties are comprised of 14 exploration claims and one exploitation claim totalling of 3,600 hectares. Minera Cerro El Diablo Inc., identified and acquired the prospect areas based on the identification of satellite Thematic

1 Source: Newmont AIF dated 06-24-02 p29

2 Source: Barrick AIF dated 04-26-02 p14

BRIAN COLE P.G.

EO

Map (TM) clay and iron alteration anomalies, the existence of permissive igneous and volcanic stratigraphy, and known historic gold resources and occurrences.

The exploration history of the Nevada and Dorado properties includes limited surface sampling and reverse circulation (RC) drilling which has produced anomalous gold values as well as a historic, non-vetted 348,000 troy ounce (oz) indicated gold mineral resource on the Dorado Property. Both properties are under explored and would benefit from a fresh approach. The alteration signature noted on the properties is consistent with that of porphyry gold and copper and high sulphidation epithermal gold systems, the type that is noted at Veladero, Pierina, and Yanacocha.

Gold mineralization has been documented in structural stockworks with grades up to 2.40 grams gold per tonne ("g/t Au") at Dorado. Mineralization at Nevada is hosted in vuggy silica altered breccia as well as in low sulphidation epithermal quartz veins with grades up to 6.50g/t Au and 10.34g/t Au respectively.

A two-phase exploration program is recommended. Phase 1 would consist of geologic mapping, soil and outcrop sampling, trenching as required, and an orientation study to evaluate the potential benefit of geophysical surveys such as "induced polarization" (IP) and magnetics designed to identify drill targets, and subsequently the best method(s) to utilize in exploration. A Phase 2 drill program would ensue contingent and based upon the targets delineated in the Phase 1 program.

A work program budget totalling US$434,000 is proposed: Phase 1 - US$134,000, Phase 2 - US$300,000.

Note: All currency values in this report are quoted in US dollars unless otherwise indicated.

2 INTRODUCTION

The Company commissioned the author to undertake an independent review of the Nevada and Dorado Gold Properties, located in the Copiapo area of northern Chile in South America, and prepare a National Instrument 43-101 compliant report.

The study is a combined historical document review as well as a report on direct observations made during a two-day field visit in October 2003. The impetus of this review was to relate an independent opinion of the regional geological setting, the Properties' mineral potential, as well as recommend an exploration program.

The information presented herein comes largely from an assortment of public and private sources listed in the reference section. The data for the Landsat and Aster imagery was acquired from the EROS Data Center and processed by Richard Bachman P.Geo. using PCI Geomatics software. All photos and figures are provided courtesy of Mr Bachman.

3 DISCLAIMER

Although the concessions that constitute the Properties have been described herein for the sake of completeness, the author has not vetted their legal standing and ownership status.

4 PROPERTY AND LOCATION

4.1 Property Descriptions

The Nevada and Dorado properties are controlled by Minera Cerro El Diablo Inc. (MCD), a Nevada Corporation, with an office at 10580 N. McCarran Blvd., Building 115-208, Reno, Nevada, 89503 USA, by way of a wholly owned Chilean subsidiary corporation, Compañia Cerro El Diablo (CCD). Roberto Alarcón Bittner - Esquire manages the subsidiary company with an office at Americo Vespucio Sur No. 80, 2nd Floor, Las Condes, Santiago de Chile. The Company is entering into an option agreement with MCD to acquire a 100% interest in the Properties. Terms of the agreement are outlined in Section 4.2.

The Properties are located in county of Copiapo, Third Region, Republic of Chile, approximately 700km northwest of Santiago, Chile (Figures 2 and 3). The Nevada property is centred on 6,943,000N, 472,000E UTM - Zone 19, and the Dorado on 6,980,000N, 507,000E UTM - Zone 19. The two properties collectively consist of 3,600 hectares (ha) of exploration and exploitation claims. Part of the Dorado property position is comprised of one exploitation claim and one exploration claim, collectively totalling 300ha and acquired by way of option agreement with an unrelated third party. The specifics and terms of the option agreement (the "Lajitas Option") are described below. The Lajitas Option adds a significant indicated mineral resource to the Dorado property. The Lajitas Option henceforth is considered a collective claim member of the Dorado property and will not be referred to as a separate entity, unless otherwise indicated.

Table 1 outlines the claim particulars of the Nevada and Dorado properties.

In Chile the mineral estate title is senior to that of the surface estate. The Chilean subsidiary, CCD, owns no surface titles.

The titleholder of an exploration claim in Chile is allowed to conduct exploration activities such as surface sampling, trenching, and drilling, and is granted mineral tenure for two years as long as the claims are kept current by paying the annual taxes. The 2004-2005 tax liability is approximately US$5,750 and payment is due in December, 2004.

Chilean law provides for a two year extension to an exploration claim by reducing the size of the claim by one half or the owner has the option of converting the exploration claim into an exploitation claim after the initial two year term by conducting a survey of claim boundaries and monumenting the corners. Exploitation claims have an indefinite term as long as annual rental payments are paid. Rental payments for exploitation claims are approximately US$5.00 per hectare per year and US$1.50 per hectare per year for exploration claims. Exploration claims are paper staked and do not require a survey.

Additional environmental permitting is required to mobilize and perform diamond drilling and more advanced exploration activities.

Corporate income tax is 35% with no other types of royalties or leans. Chile has been recognized by the Fraser Institute as one of the premier countries in which to explore and mine.

There are no known environmental liability issues inherent to the Properties.

Table 1: Claims controlled by Compañia Minera Cerro El Diablo Nevada & Dorado Gold Properties - Third Region - Chile
NATIONAL NUMBER	CLAIM NAME DORADO AREA	SUP. HA.	DATE FILING	YEAR	REGISTER OF MINES	LAND TAX STATUS
						2004-2005
03203-5114-6 CPO	NEGRO DIABLO III 1	300	11-28-2002	2002	COPIAPO	450	UNPAID
03203-5115-4 CPO	NEGRO DIABLO III 2	300	11-28-2002	2002	COPIAPO	450	UNPAID
03203-5116-2 CPO	NEGRO DIABLO III 3	300	11-28-2002	2002	COPIAPO	450	UNPAID
03201-7725-1 CPO	NEGRO DIABLO III 4	100	10-16-2003	2003	COPIAPO	150	PAID
03201-7726-K CPO	NEGRO DIABLO III 5	100	10-16-2003	2003	COPIAPO	150	PAID
03201-7727-8 CPO	NEGRO DIABLO III 6	300	10-16-2003	2003	COPIAPO	450	PAID
03201-7588-7 CPO	LAJITAS 1/10(*)	100	02-10-1998	2000	COPIAPO	500	UNPAID
03201-6016-2 CPO	LAJITAS (*)	200	06-19-2003	2003	COPIAPO	300	PAID
		1700				US$ 2,900
NATIONAL NUMBER	CLAIM NAME NEVADA AREA	SUP. HA.	DATE FILING	YEAR	REGISTER OF MINES	LAND TAX STATUS
						2004-2005
03203-5122-7 TAM	NEGRO DIABLO VII 1	300	11-28-2002	2002	COPIAPO	450	UNPAID
03203-5123-5 TAM	NEGRO DIABLO VII 2	300	11/28/2002	2002	COPIAPO	450	UNPAID
03203-5338-K TAM	NEGRO DIABLO VII 3	300	8/5/2003	2003	COPIAPO	450	PAID
03203-5339-8 TAM	NEGRO DIABLO VII 4	300	8/5/2003	2003	COPIAPO	450	PAID
03203-5240-1 TAM	NEGRO DIABLO VII 5	300	8/5/2003	2003	COPIAPO	450	PAID
03203-TAM	NEGRO DIABLO VII 6	200	4/9/2003	2003	COPIAPO	300	PAID
03203-TAM	NEGRO DIABLO VII 7	200	4/9/2003	2003	COPIAPO	300	PAID
		1900				US$ 2,850

4.2 Terms of Acquisition

4.2.1 Lajitas Option with Compañia Cerro El Diablo

Compañia Cerro El Diablo has entered in to an agreement with Inversiones Cerro Dorado Ltda., a Chilean corporation with a place of business at 849 Vallejo Street, Copiapo, Chile to acquire the Lajitas 1 1/10 mining exploitation claim (100 hectares) and the Lajitas exploration claim (200 hectares) located with Lajitas Gold and Copper District, Third Region, Chile (Dorado Area). Terms of the agreement provide for a schedule of payments starting with an initial payment of US$1,000 on the signing of a Letter of Intent (signed October 7, 2003), a second payment of US$5,000 upon signing the Option Agreement dated January 21, 2004, and subsequent payments of US$30,000, US$60,000, US$150,000, and US$245,000 on successive annual anniversaries with the final payment due January 21, 2008.

4.2.2 Minera Cerro El Diablo Inc. Option with the Company

On the effective date of this report, an agreement by Letter of Intent existed between the Company and Minera Cerro El Diablo Inc. (MCD), for the Company to undertake an Option on the Properties, inclusive of the Lajitas Option. The Company can acquire a 100% interest in the properties in exchange for the following:

1) Make payment of US$25,000 to MCD on or before August 5, 2004

2) The Company will make final payment to MCD of US$100,000 on or before November 5, 2004 which will complete the purchase of a 100% interest in the mineral claims related to the Nevada and Dorado Properties.

3) The Company, upon completion of the purchase agreement, will assume all liabilities associated with the Properties including mineral claim taxes, legal costs, and other expenses related to these properties.

4) The Company will grant a 2% NSR royalty to MCD on all mineral production from all mineral properties retained by the Company at the date of the signing of the Letter of Intent. The 2% NSR royalty retained by MCD is subject to a "buy out" provision that allows the Company or it's successor at any time to purchase the 2% NSR MCD royalty for US$2 million.

5 ACCESS, INFRASTRUCTURE, PHYSIOGRAPHY, AND CLIMATE

The Properties are located on the Chilean altiplano above 4,000m mean sea level flanking Volcan Copiapo on southwest and east (Figure 3). Volcan Copiapo, a 6,053m high stratovolcano volcano, dominates the physiography of the Maricunga Gold District. The surrounding rolling alpine pampa and sometimes extreme relief mountains represent the eastern extent of the Atacama Desert. Intermittently flowing streams occupy the drainages and depend on snowmelt for water.

The climate is dry, windy, and cold with precipitation occurring as snow during the winter from May until September. The summers are sunny, cool, and very dry. The vegetation is sparse consisting of grasses and shrubs existing only in the drainages with water. Birds like the flamenco and wild ducks represent the fauna that inhabits the area. The fox, llama, and vicuna share the barren landscape migrating widely to subsist.

Access to the area is via commercial air service from Santiago to Copiapo (1.25 hours) and then by 4-wheel drive vehicle from Copiapo approximately 180km or 3 to 4 hours to east, mostly on all weather gravel roads.

The nearest major city is Copiapo, the largest city in the Atacama region, with population of over 100,000. The economy is based on the mining and agro-industry. There are no small villages in the high alpine due to the harsh conditions.

Infrastructure exists only at the active mines located within the region, which include La Coipa and Refugio. Inactive mines like Marte-Lobo and La Pepa have buildings and facilities that could be reactivated with little trouble.

6 PROPERTY HISTORY

6.1 Nevada

Minera Mount ISA Chile S.A. (MMICSA) controlled the Nevada Property until 1994. After that time, Sociedad Marin Asesorias Geologicas Mineras Ltda. (SMAGML) held the titles. There is evidence that a subsidiary of Anglo American Corp. held certain claims within the district during the late 1980's and 1990's. Minera Cerro El Diablo Inc. acquired the Nevada property at tax auction in November 2002.

Geologist Ana Rojas, working for SMAGML, conducted a surface sampling program during the field season of January - May 1988, discovered a silica-alunite altered zone on the eastern margin of the property that yielded 0.1 to 1.0g/t Au and 1 to 4g/t Ag (silver).

J.C. Toro (1990, Field Notes) states that three reverse circulation (RC) holes, cumulatively totalling 486m, were drilled on the property during November and December 1990 (Table 2 & Figure 4). Mineralization encountered gold values up to 6.4g/t.

MMICSA (1994) conducted a surface review of a portion of the Nevada Property in 1994 and took 13 chip samples from outcrop which yielded values up to 10.32g/t Au and 51 g/t Ag.

No known gold production has occurred on the Nevada Property and no mineral resource has been estimated to date.

Table 2: Nevada Property Reverse Circulation Drilling Highlights (from Toro, J. C., 1991)
Drill Hole #	Depth (m)	Mineralization Intervals	Description
		(True Width unknown)
DDH-T-1	119	16.8m @ 0.08g/t Au	manto
DDH-T-2	124	8.0m @ 0.30g/t Au 4g/t Ag	manto
		10.0m @ 0.37g/t Au 2g/t Ag	manto
		2.0m @ 1.30g/t Au 1 g/t Ag	vein
DDH-T-3	243	16.0m @ 0.40g/t Au 3g/t Ag
		10.0m @ 1.57g/t Au 62g/t Ag (including 2m@6.4g/t Au 76g/t Ag)
		10.0m @ 0.30g/t Au 52g/t Ag
Total	486	Note: " Manto" - mineralized bed or layer

6.2 Dorado (Lajitas)

Minera Santa Fe Pacific Chile Ldta. (MSFPC) conducted exploration on the El Dorado (Lajitas) property consisting of trenching and drilling during 1996 field season. MSFPC controlled 15 square kilometres of which 10% is represented in the project area. During March 1996, 1,700m of bulldozer trenching was completed and allowed the definition of mineralized zones 50-70m wide averaging 0.8g/t Au.

First pass RC drilling consisting of seven holes and a cumulative total of 1,402m tested mineralized zones in October 1996. The drill program gave encouraging results, as five holes were mineralized with intervals up to 50m wide averaging up to 1.32g/t Au.

Detailed mapping of main zone was completed in November 1996 with second pass RC drilling completed in December. An additional seven holes and 1,172m were drilled to test the extent of the mineralized zone with fives holes intersecting mineralization.

Table 3: Dorado Property RC Drilling Highlights
October & December 1996 Programs
Drill Hole	Total Depth (m)	From (m)	To (m)	Gold (g/t)	Width * (m)

DTH-LA-01	300
DTH-LA-02	144	0	36	0.88	36
DTH-LA-03	188	0 54 166	12 84 174	0.86 1.37 1.27	12 32 8
DTH-LA-04	170	32 128	50 170	0.52 0.77	18 42
DTH-LA-05	220	168	212	0.78	44
DTH-LA-06	180	0 104	40 152	1.21 0.52	40 50
DTH-LA-07	200
DTH-LA-08	200
DTH-LA-09	96	0	6	0.38	6
DTH-LA-10	186	25 6 80 116	54 66 96 120	0.68 0.41 0.58 0.63	28 20 16 4
DTH-LA-11	174	32 56	44 80	0.81 0.69	12 24
DTH-LA-12	200	12	24	0.45	12
DTH-LA-13	160
DTH-LA-14	156
* - true width of mineralized intervals unknown

Inversiones Cerro Dorado Ltda. acquired the property after MSFPC released most of the property in 1997. No known work was performed after that date and Compañia Cerro El Diablo acquired the bulk of property by way of purchase at tax auction in November

2002. The balance, inclusive of the resource, was acquired under the aforementioned option agreement.

There has been no known gold production at the Dorado Project.

6.2.1 Historic Mineral Processing and Metallurgical Testing

MSFPC conducted preliminary hot cyanidation tests on mineralized material from drill hole cuttings from Dorado, in which the mineralized material appears to be heap leachable with recoveries on the order of 80%. The metallurgical assays in Table 4 suggest that original assays could be underestimated. Further tests are required to confirm or refute this assertion.

Table 4: Minera Santa Fe Pacific - Dorado (Lajitas) Property Hot Cyanide Procedure
Sample	Hole	Interval (m)	Au (g/t) Original	Au (g/t) met	Difference %	AuLlx (g/t) met	Recovery %

8723	DTH-LA-02	24-26	1.11	1.09	2	0.72	66
8760	DTH-LA-02	98-100	0.25	0.29	-16	0.24	83
8821	DTH-LA-03	74-76	6.92	7.69	-11	5.4	70
8836	DTH-LA-03	104-106	0.68	0.89	-31	0.84	94
8868	DTH-LA-03	168-170	2.05	2.19	-7	1.56	71
8895	DTH-LA-04	34-36	1.01	1.09	-8	1.08	99
8943	DTH-LA-04	130-132	0.83	0.84	-1	0.76	90
9057	DTH-LA-05	188-190	0.55	0.69	-25	0.48	70
9091	DTH-LA-06	30-32	1.76	2.09	-19	1.44	69
From Toro & Muehlebach (1997)

6.2.2 Historic Mineral Resource Estimate

MSFPC estimated an "indicated" mineral resource of 348,000oz gold.

The aforementioned fourteen RC drill holes, more or less at 50m centres, as well as surface trenching were used to estimate an "indicated" mineral resource. J.C. Toro and W. Muehlebach, geologists with Minera Santa Fe Pacific Chile Ltda., prepared the estimation in January 1997. The cross section polygonal method was employed to estimate the resource (Figure 6 & Table 5). A specific gravity (SG) of 2.5g/cc was utilized, which seems reasonable. The extent of the database used to derive this average SG value is not known.

An economic grade cut-off factor of 0.30g/t Au was employed.

It is not known if the resources were prepared under CIM Guidelines or any other foreign code guidelines. However, it is surmised the employees of a subsidiary of a major mining company would be working within the criteria of acceptable industry standards in force at the time, which vary little from current standards.

Toro and Muehlebach (1997) confidently estimated an indicated resource to the 100m depth level, then "bulked up" the remainder of the resource to the 300m depth level. In the author's opinion, this would be allowable to the 200m depth level under CIM (August 2000) Guidelines for an Indicated Resource, as several holes intersect mineralization in the 150m - 175m depth range. The balance of the resource to the 300m depth level however, would more likely fall into the Inferred Resource category in the absence of a hole or two to demonstrate continuity of mineralization and tenor to that depth level.

Table 5: Dorado Gold Deposit, "Indicated" Resource
BODY	SECTION	Au g/t	Width	Depth	Length	Volume	Grade	Tonnes	Deposit	Tonnes	Tonnes
			(m)	(m)	(m)	(m3)	g/t Au	to 100m	g/t Au	to 100m	to 300m
A	B	0.82	20	85	140	280,000
	C	1.18	25	80	60	150,000
	D	0.74	27	140	30	81,000
	F	0.82	38	85	40	152,000
	G	0.57	20	120	65	130,000
						793,000	0.84	1,982,500
B	C	0.54	12	100	80	96,000
	C	0.78	10	40	30	30,000
	E	0.42	15	200	30	45,000
						171,000	0.55	427,500
C	C	0.62	16	140	100	160,000
	C	0.35	8	150	60	48,000
	G					208,000	0.56	520,000
		0.4	20	140	100	200,000	0.40	500,000

D	F	0.45	50	140	80	400,000
	G	0.44	17	65	70	119,000
						519,000	0.45	1,297,500
E	C	0.71	33	125	70	231,000
	D	0.53	40	80	80	320,000
						551,000	0.61	1,377,500
									0.63	610,500	1,831,500
From Toro & Muehlebach (1997)										0.124 Moz	0.348 Moz

The author has not vetted the resource; hence the Toro and Muehlebach resource estimation should not be absolutely relied upon.

The estimated mineral resource is sub economic at $375/oz gold due to the small size and low grade of the deposit. However, this mineral resource is significant because it proves that ore forming processes were active in a substantial way on the Dorado Property, a rare occurrence. Further encouragement results from the fact gold deposits tend to be clustered. The Dorado resource could become economically viable through either the addition of either more tonnage and/or higher grades, potentially through a new discovery. A higher gold price would also positively affect the economics of the Dorado deposit.

The aforementioned the Hot Cyanide Testing suggests that the original drill assays understate the actual tenor and this may lead to an increased resource grade upon further testing.

7 GEOLOGICAL SETTING

7.1 Regional Geology

The complex geologic fabric of the region is the result of a combination of Paleozoic through Triassic accretion along the continental margin, overprinted by subduction of the Nazca Plate beginning in the Jurassic (Figure 2). The central Andes' basement was assembled in the late Paleozoic by accretion of the Coastal Terrane, the Chileania Terrane, the Precordillera terrane, and the Arequipa-Antofalla Craton.

By Jurassic time, the central Andean magmatic arc had progressed eastward over time, implying a process of "tectonic erosion" (instead of the more typical development of a forearc prism and trenchward progression of the magmatic arc). These successive magmatic belts were commonly associated with, or succeeded by, back-arc basins in Argentina. The region was cut by a series of arc-parallel transpressive strike-slip faults that also become progressively younger to the east. The region began to be deformed by a series of NNE to N-striking reverse faults in the Eocene, and pulses of this style of deformation continued until at least the Late Miocene.

The modern volcanic arc of the central Andes began in northern Chile at 26 Ma (Jordan et al., 1989, Coira et al., 1982, 1993) after rupturing of the Farallon Plate and subsequent increase in the subduction rate during the Upper Oligocene. The Oligocene - Miocene Dona Ana Fm. volcanics are representative of the ~300 km long volcanic belt which runs from latitudes 26S to 29S along the Chile / Argentina frontier. This volcanic belt probably has progressed from north to south over time due to the effects of oblique subduction. These volcanics represent predominantly large, complex stratovolcanos of calc-alkaline to shoshonitic affinity.

The Maricunga - El Indio region has an anomalously shallowdipping Benioff Zone, a feature that has been empirically tied to the most productive gold belts in the Andes (Figure 2). The shallowing of the subduction zone began ~ 20Ma, and continued until ~ 6 Ma when it reached the present angle of subduction. This phase is associated with important Au - Cu - Ag mineralization in much of the region (Mpodozis et al, 1995).

The regional structural geology is dominated by Andean style faulting; folding is rare. The three principal fault trends are N-S (to NNE), NW, and E-W. Intersections of the N-S fault set with the NW-striking fault set are common loci of major volcanoes (ie: Volcan Copiapo) and major ore deposits in the region (ie: Pascua / Veladero, El Indio, Cerro Casale). This is a typical structural setting for Pacific Rim epigenetic deposits (the "arc-parallel" set intersecting the "arc-normal" set, i.e. Corbett & Leach, 1998). King (1992) defined the structural setting in the Maricunga region as being controlled by a fundamental series of EW striking faults and related these other three sets of faults to the fundamental faults by a transpressive strain setting.

NAZCA PLATE
N
PERU-CHILE TRENCH
24°
28°
32°
74°
66°
Antofagasta
Chile
Puna
Tucumán
300
200
125
75
La Coipa
Maricunga Belt
Refugio
Farallón Negro district
El Indio-Pascua belt
Gordillera Principal
Ovalle
Pacific Ocean
San Juan
Los Pelambres
El Pachón
Mendoza
Santiago
El Teniente
Argentina
Central Volcanic Zone
Flat subduction, amagmatic zone
Southern Volcanic Zone
200 km
Average elevation >3 kilometres
Sierras Pampeanas Basement Uplifts
Depth contours to the Wadati-Benioff Zone (km)
Mio-Pliocene ore deposits and districts

Figure 2. Location map of the El Indio-Pascua belt relative to other majorNeogene ore deposits and districts in the southern-central Andes (from Sasso and Clark, 1998). Depth contour lines (in km) to the Wadati-Benioff zone are taken from Cahill and Isacks (1992), and outline the segment of flat subduction.

The N-S (NNE) fault system has the greatest through-going strike continuity; these faults commonly have mappable traces more than 50km. These faults are thought to have initiated in the Eocene, forming large horsts. They continued to deform intermittently from the Oligocene through the Pliocene. The faults expose the deepest basement known in the region and have vertical displacements on the order of 0.5 to 3 km. They also probably have a slight dextral component of movement. Typical faults of this set are the Banos del Toro Fault in the El Indio Belt, and the La Gallina Fault in the southern Maricunga.

The other very important fault set in the region is NNW to WNW-striking sinistral faults. To the north, in the Maricunga region, Mpodozis et. al (1995) showed that these faults also originated in the Eocene and suffered intermittent deformation until at least the Late Miocene. These faults control much of the shallow intrusive activity and mineralization in the central Andes.

The role of E-W faulting in the region is controversial. King (1992) believed that these structures, which are not easily mappable, nor obvious on LandSat images, were really the fundamental structural deformation going on in the region. Martinez et al. (1993) described this set in the Valle de Cura region as forming only minor offsets, and discounted this as the fundamental deformation.

The Maricunga Gold Belt comprises a NNE trending chain of andesitic to dacitic volcanoes 200 km long (from 26º to 28º) and ~30 km wide that are part of a late Oligocene-Miocene continental margin plutonic volcanic arc. The Maricunga contains at least 14 major prospects, including three operating mines and two substantial idle resources (Marte/Lobo & Aldebaran). In detail the belt hosts a series of variably eroded stratovolcanos with associated dome fields ranging in age from 32 to 5 Ma (Vila and Sillitoe, 1991). There were six distinct magmatic pulses that produced the majority of the volcanics and associated high-level intrusives stocks. However, Mpodozis et al. (1995) indicated that there were only two events in the Maricunga which are known to be strongly associated with mineralization: a phase of dacitic volcanism from 26-21 Ma (ie: Refugio, La Coipa) and another from 16-12 Ma (ie: Aldebaran, Marte/Lobo). In the El Indio belt, further to the south, Maksaev et al (1984) described two major pulses of volcanism of the same age (27-19 Ma and 16 - 11 Ma).

7.2 District Geology 7.2.1 Lithology

Andesitic and dacitic volcanics rocks of Eocene-Oligocene age are the main units outcropping in the Nevada and Dorado project areas. These rocks overly the Permo-Triassic basement (Fm. Chlolloy) composed of acidic volcanic and intrusive rocks. The Eocene-Oligocene volcanics are in turn overlain by dacitic flows interlayered with Pliocene gravels (probably post mineral cover).

The Eocene-Oligocene volcanics are intruded by subvolcanic bodies of quartz dacite porphyry. These dacitic intrusives at Dorado are small and dike like, however elsewhere in the district sizes can vary. Where noted, these intrusions appear to have an association with phreatic breccias. The age of the porphyrys is uncertain, but probably are 20-22 m.y. old based on radiometric ages of similar rocks in the district, however it is possible that the some of these intrusions are much younger, mid-Miocene or even younger.

7.2.2 Structure

The structural setting is quite complex with several superimposed events. Primary features observed are 1) NS-NNW faults, and 2) EW-NE faults - (less developed). These faults are believed to have developed during extension associated with major regional NW trending, left lateral strike slip faulting. This district scale faulting appears to have been long-lived; active since the Triassic and controls major geological features in the Maricunga, such as the location of volcanic centres and associated hydrothermal systems, alteration, and gold deposits.

Some of the NS-NNW faults were reactivated during a Miocene compressional event that produced a series of fault blocks forming horst and graben structures. There are also EW and NE faults that may be part of this block forming process.

Dorado is located on a NS trending uplifted block, 1.2km wide, that prevented it from being covered by post mineral latitic flows that cover a large area to the north of the gold resource area (Figure 6); thereby masking any signature of a hydrothermal system and potential new gold mineralization. The satellite TM alteration analysis has identified color anomalies consistent with iron & clay alteration suggesting that additional erosional windows exist to the north.

7.2.3 Alteration

Alteration and mineralization are related to sub volcanic porphyritic intrusions. Both preand post-mineral porphyries are present and are manifested as chloritic and argillic facies alteration. Syn-mineral porphyries have potassic alteration (sericite) associated with the main mineralizing event with argillic alteration facies correlated to the latest stages. Alteration that accompanies gold mineralization is largely restricted to the intrusions with very little alteration noted in the bounding volcanic rocks. Where developed, the volcanics locally display strongly coloured anomalies that are believed caused by the supergene weathering of in-situ minerals resulting in argillization.

South of Lajitas, gypcretes and opal have been noted and to the east, sinters are observed that may be part of a hot spring event associated to the main hydrothermal process.

Exposure of different levels of alteration is a direct consequence of the complex tectonics in the area. About 3 km NNW of the Dorado mineral resource, another "erosoinal window" is indicated and may represent the presence of an upper level hydrothermal system. It can therefore be construed that a additional mineralized centers like that of the Dorado mineral resource area could be present under shallow post-mineralization cover (Figure 5).

8 DEPOSIT MODELS

The Maricunga hosts a series of epithermal high sulphidation (HS) and porphyry-style goldsilver-copper deposits. The more important deposits are La Coipa (Au-Ag HS epithermal), La Pepa (Au-Ag HS epithermal), El Hueso/ADLF (Au replacement), Marte/Lobo, Refugio (porphyry/epithermal Au), and Aldebaran-Co. Casale (porphyry Au-Cu). Combined gold resources in the belt are on the order of 43 million oz gold.

As stated there are two major types of ore deposits in the region; "gold porphyry" deposits (of which several are cupriferous), and epithermal deposits. The gold porphyries are essentially high-level diorite / quartz-diorite porphyry systems of sheeted veins in the cupolas of shallow-injected stocks. These porphyries are the predominant deposit type in the Maricunga. They are associated with potassic and sheeted silicic alteration, where the majority of the gold is contained within veinlets. The sulphides in these deposits are predominantly pyrite, with only minor chalcopyrite, bornite, and molybdenite (Vila & Sillitoe,

1991

).

The Aldebaran porphyry Au-Cu deposit (Cerro Casale) is the only porphyry deposit in the Maricunga with a substantial Cu content (0.3%). The porphyry systems commonly have a halo of argillic alteration with associated pyrite. Several also have epithermal caps and/or have epithermal alteration telescoped down onto the porphyry (ie: Caspiche). The upper portions of some of these porphyry systems probably had their potassic core destroyed by late epithermal alteration (or argillic alteration). Ages of the Maricunga porphyry systems range from 23 to 12 Ma (Vila & Sillitoe, 1991).

Table 6: Gold Deposits of the Maricunga Belt, Region III, Chile
Deposit	Contained Metal	Historic Production	Owner
Marte-Lobo	6.12 M oz Au		TeckCominco(60%), & Mantos Blancos (40%)
La Coipia	3.09 M oz Au, 185.2 M oz Ag	1.7 M oz Au, 100 M oz Ag	Placer Dome & Kinross (50-50)
Refugio	4.00 M oz Au	0.3 M oz Au	Kinross & Bema (50-50)
Cerro Casale	23.0 M oz Au, 6.0 B lbs Cu		Placer Dome (51), Arizona Star(25) & Bema(24)
El Hueso/ADLF	2.8 M oz Au	0.4 M oz Au	Barrick (51) & Codelco (49)

Jannas, et al. (1999) documented four basic types of high sulphidation epithermal goldsilver deposits in the El Indio belt to the south: vein systems (El Indio), tectonic/

hydrothermal breccias (Tambo), stratabound (Esperanza of Pascua district, and parts of Pascua), and disseminated/structural (Pascua). It is now known that the Pascua and nearby Veladero deposits are essentially diatreme breccia complexes which have been mineralized, commonly with the best mineralization within the breccia complex. At Pascua one-third of the ore is within a diatreme complex, but two-thirds of the gold is within the breccia, because the ore within the breccia is much higher grade (Heberlein, 2000). The age of mineralization in the El Indio Belt is believed to be mostly in the range of 6-8 Ma (Jannas, 1999, Heberlein, 2000), although Jones et. al. (1999) indicated the age of mineralization at Veladero is 14 Ma.

9 MINERALIZATION

9.1 Nevada Property

Gold mineralization at the Nevada property is expressed as hydrothermal, vuggy silica alteration of a massive breccia body 200m by 400m that intrudes dacitic volcanic rocks. This gold mineralization is consistent with high suliphidation gold systems like Veladero, Pierina, and Yanacocha. Surficial talus deposits that limit outcrop exposure largely cover the property. Argillic alteration was mapped by Rojas (1988) who identified alunite as apart of the alteration package with surface sampling that yielded 0.4 -0.9 g/t Au on the eastern portion of the property. Drill Hole T-3 intercepted multiple mineralization zones in the breccia, the best of which assayed 1.57g/t Au and 62g/t Ag over 10m, including 2m grading 6.4g/t Au and 76g/t Ag.

Additionally, epithermal low suliphidation veins crop out on the property showing chalcedonic quartz, jarosite, hematite, pyrite, and chalcopyrite mineralization with documented gold values to 10.32g/t.

The Nevada property is significantly under tested which provides for excellent exploration potential for high sulphidation type gold deposits.

9.2 Dorado Property

Gold mineralization at Dorado is associated with quartz stockwork contained within quartz dacite porphyry on a NNE trending structural zone. The gold mineralization and geologic resource is in an area of poor outcrop exposure. The existence of a porphyry goldcopper system at depth is suggested given the geometry of alteration and gold anomaly.

The area with alteration related to porphyries is about 2km X 2km and does not constitute a strong colour anomaly. Potassic and quartz sericite assemblages are part of the main mineralizing event; chloritization and some weak argillization and retrograde sericite are considered part of pre and post mineralizing mineralizing events. Main alteration type and mineralization are restricted to the intrusives with practically none associated with the surrounding volcanic units.

Potassic Alteration: At least two NW dikes present this alteration, and they contain the best gold mineralization. These dikes have a moderate silicfication with biotite and magnetite and some chloritization and retrograde sericite.

Quartz Sericite: Porphyries with this assemblage-quartz, sericite and kaolim-normally have low gold values. Some pyrite is associated to this alteration that is considered earlier than gold mineralization.

Chloritization: Moderate chloritization and some epidote is common around the main zone and can be defined as the proylitic halo affecting pre-mineralization porphyries and host rocks. Also some weak chloritization and supergene argillization is associated to post-mineralization porphyries.

Mineralization occurs in an area of about 400m X 400m as narrow mineralized bands associated with dike intrusions with a strong structural control. Five these zones have been recognized trending NNW and NE (Figure 6).

Gold mineralization is porphyry style associated with quartz stockwork that contain veinlets of two types. One with black banded quartz has the best gold values in stockwork averaging up to 2.4g/t Au, and the other representing a later event with white massive sometime crustiform quartz averaging up to 1 g/t Au. Veinlets are narrow, up to 30mm thick, and gold content is directly related to their density (Photos 6 &7). Pyrite is very scarce and not related to mineralization. Copper content, based on restricted sampling, is low, 200ppm on average, and not directly related to gold values.

10 EXPLORATION

The Company has yet to undertake exploration of either of the Properties. Recent exploration activities by other parties have been outlined in Section 6.

11 SAMPLING METHOD AND APPROACH

Earlier independent due diligence sampling by Mario Fuentes in 2002 selected a number of samples that were point location grab samples taken specifically to test for just the presence of any precious metals and confirm earlier historic work.

The amount of material collected ranges from 0.5 kgs up to 2.0 kgs collected in plastic bags, using a hammer on outcropping rock. At this stage there is no attempt to ensure that the samples are truly representative of much larger areas, so there are no lengths, widths or ascribed to the samples and their subsequent results.

12 SAMPLING PREPARATION, ANALYSIS, AND SECURITY

Sample preparation and analyses was completed at ALS Chemex in La Serena, Chile. The samples were shipped in sealed plastic containers and delivered to the lab in La Serena, Chile by a bonded shipping company located in Copiapo and contracted by MCD.

At ALS Chemex La Serena, the sample preparation method involved drying, and finely crushing the entire sample to better than 70% -2mm, splitting off up to 250g and pulverizing the split to better than 85% passing 75 micron mesh size.

Chemex determined gold and silver content by completing a fire assay fusion on a 30 gram pulp from pulverized and split material, followed by cupellation and then dissolution of a precious metal prill or button using a solvent extraction technique. The final determination is by flame atomic absorption spectrometry, providing a detection limit of 1 ppb.

13 DATA VERIFICATION

Mario Fuentes, an independent consulting geologist based in Copiapo, field verified the TM anomalies, mineralized outcrops, and confirmed significant gold and silver mineralization during traverses across the Properties. Sr. Fuentes was retained by Compañia Cerro El Diablo to perform the due diligence prior to acquiring the Properties. The author also viewed alteration and mineralization insitu as well as inspected trenches and drill sites.

14 ADJACENT PROPERTIES

Existing mining operations are located near the Nevada and Dorado properties. These form convenient benchmarks when considering the economic viability of a mineral deposit located in the Maricunga Belt.

The Refugio Gold Mine, located on southwest margin of the Maricunga (Figure 3 & 4, Photo 2), is owned 50%-50% by Kinross & Bema Gold and operated by Kinross. The mine, when in operation, mines and heap leaches gold on pads at elevation of 4,500m above mean sea level - a similar geographic setting to the Dorado & Nevada areas.

Refugio has 1.4 million ounces of gold (0.91 g/t Au) in a proven and probable reserve and an additional 1.2 million ounces of gold in resources (2002, Kinross Annual Report).

In May 2001, Refugio ceased mining due to the low gold price and the requirement for significant new capital expenditures to continue operation. Before the care and maintenance phase, gold was produced for US$230/oz cash costs.

In October 2002, Kinross began an extensive drilling program at the Refugio Mine with the goal of increasing the reserves at the mine and thereby extending the mine life. The drilling program has been extremely successful, extending ore grade mineralization well below the previously projected pit bottom. Kinross believes the result of this program will significantly increase the mine life at Refugio's Verde deposit. This increased mine life improves the project's economics. Based on the current improved gold price and the extended mine life Kinross expects mining and production to recommence at Refugio in the second half of 2004, increasing Kinross' annual gold production by a further 115,000 ounces (2003, Kinross Press Release).

Using the Refugio Gold Mine as a threshold model for feasibility, a 1.5 to 2.0 million ounce gold deposit with a grades of >0.9g/t, good metallurgy (70% recovery), and similar strip ratio, would be a minimum for economic viability in Maricunga at the current gold price benchmark of US$375/oz. Factors affecting the economics positively include a higher gold price, higher reserve grades, an increased resource tonnage, and decreased stripping ratio.

The tenors and tonnages discussed above are not necessarily indicative that the same will be definitively present on the Properties.

15 MINERAL PROCESSING AND METALLURGICAL TESTING

See Historic Mineral Processing and Metallurgical Testing in Section 6.2.1.

16 MINERAL RESOURCE ESTIMATES

See Historic Mineral Resource Estimate in Section 6.2.2.

17 CONCLUSIONS

Previous exploration on the Nevada and Dorado properties has involved surface sampling, trenching, and reverse circulation drilling with the intent of identifying the existence of:
    near surface, medium to low grade (1-4g/t Au) gold deposits hosted by quartz stockwork and high sulphidation systems in volcanics and low sulphidation "Bonanza" high grade veins (> 15g/t Au), and large tonnage gold-copper porphyry deposits (1 g/t Au & 0.7% Cu).

Data from drilling, geological mapping, trenching, surface sampling, and TM satellite ironclay alteration analysis suggest that multiple and extensive hydrothermal systems are present, and that potential for the above noted deposit types exist on the Nevada and Dorado Properties.

More specifically on the Dorado Property, areas to the north of the current indicated mineral resource appear prospective for similar stockwork type deposits (potentially larger and higher grade) as evidenced by TM iron-clay alteration signatures visible in volcanic host rocks (Figure 5). Also, fundamental prospecting should target the main TM anomaly in central-south portion of property with attention given to flanking subordinate anomalies that could have high sulphidation gold deposit potential.

Evidence in form of a massive silica alteration of hydrothermal and volcanic breccia with values to 6.4g/t Au, which outcrops on west-central portion of the Nevada Property, is consistent with high sulphidation gold systems like Pierina, Yanacocha, and Veladero (Figure 4). This target is significantly under explored. Additionally, the existence of low sulphidation, high grade veins, as evidence by gold values to 10.32g/t on east-central and northeast portions of the property should not be ignored.

Both properties have the potential for deep Cu-Au porphyry systems, however these targets should be the secondary focus of any exploration program because of the greater exploration expenditures required to test those targets.

1 8 RECOMMENDATIONS

A two-phase exploration program is recommended:

The Phase I exploration program includes a thorough compilation of all existing data on the Nevada and Dorado Properties and incorporating this information into an electronic database. This compilation would provide a framework on which all additional exploration could be based.

Detailed mapping of the alteration and mineralizing systems is required to define the dimensions and orientation of the area of gold potential of the different target deposit types. Trenching and continuous channel sampling would then be utilized to determine the extent of the zones of gold mineralization. Geophysical surveying, possibly magnetic or IP (induced polarization) would be considered for employment over the mineralized areas to provide better resolution prior to drilling. Additionally, geophysical methods should be employed to prospect new areas adjacent to known mineralization. It is anticipated that a four-person crew, augmented by geophysical contractors, could complete the Phase 1 work over a three-month period. Phase 1 is budgeted to cost US$134,000 (Table 7 below)

The follow-up Phase 2 program would drill test targets selected on the basis of a combination of the existing data and the new information generated by the Phase 1 program. Approximately 3,000m of reverse circulation drilling is envisioned for the Phase 2 evaluation of the Nevada and Dorado Properties. This work would be directed towards testing for know gold mineralization, extensions of known mineralization, and new potential resource areas. A budget of $300,000 is required to support this program.

The undertaking of Phase 2 is contingent upon demonstrating significant precious metal targets either as geochemical anomalies in rock or soil, and/or sufficiently compelling geophysical anomalies to warrant testing by drilling.

The author judges the above listed recommendations are commensurate with the stage of the project and the Properties exhibit sufficient potential to justify the work. The author also deems the budgetary estimates for the project are in line for the proposed stage of project development as well as the project's geographic location.

Respectively submitted,

Brian Cole P.Geo. (HBSc Geology) Consulting Geologist

September 20, 2004

Table 7: Proposed Exploration Program Budget
Phase 1	Nevada	Dorado
Accommodation and Board geological, geophysical staff	$2,000	$2,000
Data compilation	$1,000	$3,000
Petrographic Report	$750	$750
Geophysical contractor 2000 line km @ $11.25/ km - Airborne Magnetics	$11,250	$11,250
Contract Geophysicist - $650/day 10 days	$3,250	$3,250
Geological consultant & sampler 60 days @ $650	$19,500	$19,500
Assays - rock 300 samples @ $15/sample	$2,250	$2,250
Soil 500 samples @ $20/sample	$5,000	$5,000
Trenching 1000m @ $10/m	$5,000	$5,000
Grid Preparation 15 line km @ $100/km	$750	$750
Permitting/Remediation Notices	$1,500	$1,500
Report writing & computer drafting	$2,000	$3,000
Transportation Vehicle rental/mileage	$3,000	$3,000
Property - Claim Rentals & Payments	$5,000	$5,000
Contingency (5%)	$3,250	$3,250
Phase 1 Subtotals	$65,500	$68,500
Phase 2
Drilling - (1,500m each)	$150,000	$150,000
Phase 1 & 2 Subtotals	$215,500	$218,500
Combined Estimated Cost Note: Budget assumes projects run concurrently.		$US 434,000

19 REFERENCES

Barrick Gold Corporation, 2002
Annual Information Form - 04-26-02 - SEDAR

Cahill, T., and Isacks, B.L., 1992
Seismicity and shape of the subducted Nazca Plate: Journal of Geophysical Research, v. 97, p. 17,503-17,529.

Coira, B., Davidson, J., Mpodozis, C. & Ramos, V., 1982
Tectonic and magmatic evolution of the Andes of northern Argentina and Chile. Earth-Science Reviews 18, 303-332.

Coria, B., Kay, Sl, Viramonte, J., 1993
Upper Cenozoic magmatic evolution of the Argentine Puna; A model for Changing Subduction Geometry. Int. Geol. Review, 8, 677-720.

Corbett, G.J., and Leach, T.M., 1998
Southwest Pacific Rim Gold-Copper Systems: Structure, Alteration, and Mineralization. Society of Economic Geologists, Special Publication Number 6, 237 p.

Heberlein, David R., 2000
The Pascua-Lama Project, Chile/Argentina - Barrick Exploraciones Argentina S.A., 2000/2001 MEG Luncheon Talks: ABSTRACTS

Jannas, R.R., Bowers, T.S., Petersen, U. and Beane, R.E., 1999
High-Sulphidation Deposit Types in the El Indio District, Chile in Geology and Ore Deposits of the Andes, Economic Geology Special Publication 7, Ed, B.J., Skinner, p. 219-266.

Jordan, TE, Isacks, BL, Allmendinger, RW, Brewer, JA, Ramos, VA and Ando, CJ, 1983 Andean tectonics related to geometry of subducted Nazca plate. Geological Society of America Bulletin, V. 94, pp. 341-361.

Newmont Gold Corporation; 2002
Annual Information Form - 06-24-02 - SEDAR

Maksaev, V., Moscoso, R., Mpodozis, .y Nasi, C., 1984
Las unidades volcánicas y plutónicas del Cenozoico Superior en la Alta Cordillera del Norte Chico (29º-31ºS): geología. lteración hidrotermal y mineralización. Revista Geológica de Chile, Nº 21, pp. 11-51.

Minera Mount ISA Chile S.A., Junio 1994
Proyecto Paredones - Reconocimiento Geologico De Los Pedimentos Nevada, Nirvana, Betsabe Y Pandora, Alto Cordillera De Copiapo, III Region, Chile, Sociedad Marin Asesorias Geologicas Mineras Ltda., MAG Ltda.

Mpodozis, C., Cornejo, P., S.M. Kay, and A. Tittler, 1995
La Franja de Maricunga: sintesis de la evolucion del frente volcanico Oligoceno-Mioceno de lazona sur de los Andes Centrales, Revista Geologica de Chile, v. 22, 273-314.

Muntean, John L. & Einaudi, Marco T., 2001
Porphyry-Epithermal Transition: Maricunga Belt, Northern Chile, p. 743, Economic Geology, V 96, N 4, July.

Sasso, A.M., and Clark, A.H., 1998
The Farallón Negro group, northwest Argentina: Magmatic hydrothermal and tectonic evolution and implications for Cu-Au metallogeny in the Andean back arc: Society of Economic Geologists Newsletter, v. 34, p. 1, 8-18.

Toro, J.C. & Muehlebach W., 1997
Lajitas Project Results, Minera Santa Fe Pacific Chile Ltda.

Vila T, Sillitoe R H, 1991
Gold-rich porphyry systems in Maricunga Belt, Northern Chile;, Econ. Geol. V 86, pp 1238-1260.

20 CERTIFICATE OF QUALIFICATIONS AND DECLARATION I, Brian Leslie Cole, P.Geo., do hereby certify that:

I currently reside at 51275 Wilson Line, Springfield, Ontario, N0L 2J0, Canada.

I am a graduate of Lakehead University, Thunder Bay, Ontario, with an Honours Bachelor of Science degree - Geology, completed 1978.

I have worked as a geologist for a total of 26 years since my graduation, both domestically and internationally.

I am a Practising Member in good standing with the Association of Professional Geoscientists of Ontario, (APGO member #0165), and a core member of the Prospectors and Developers Association of Canada.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of NI 43-101.

I am responsible for all sections of the technical report titled "Independent Review of the Nevada and Dorado Gold Properties, Maricunga Gold-Copper District, Third Region, Chile" and dated September 20, 2004 (the "Technical Report") relating to the Nevada and Dorado Projects in Chile. I visited the aforementioned properties from October 7 to 8, 2003 for one day each.

I have not had prior involvement with the properties that are the subject of the Technical Report, except a similar report had been previously prepared for a different issuer but was never submitted.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report by Pan American Gold Corporation with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electron publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of September, 2004

Brian Cole P.Geo.

FIGURES

TM Satellite Alteration Map - Maricumga Gold District
showing Minera Cerro El Diablo Inc. Properties
N
Marte-Lobo
Gold Mine
La Pepa
Gold Deposit
Volcan
Copiapo
Green = Iron Alteration
Blue = Clay Alteration
Yellow-Red = Iron-Clay Alteration
Dorado Gold
Property
0
5
10
kilometers
GPS Tracks
Refugio
Gold Mine
Nevada Gold Property

Figure 3: Map showing Pan American claims in the Maricunga Gold District, Third Region, Chile on TM satellite alteration map base.

N
Refugio
Heap Leach
Refugio Gold Mine Pit
0
1
2
kilometers
Green = Iron Alteration
Blue = Clay Alteration
Yellow-Red = Iron-Clay Alteration
to Copiapo
T-3
T-2
T-1
GPS Track
October 7, 2003
Drill Holes
TM Satellite Alteration Map showing claims controlled by Minera
Cerro El Diablo Inc. - Nevada Gold Property - Third Region - Chile

Figure 4: TM Satellite Alteration Map showing claims owned by Pan American Corporation., Nevada Gold Property, III Region, Chile.

N
Lajitas
LAJITAS 1
1/10
Drill Holes &
Resource Area
348,000 oz Au
GPS Track
October 8, 2003
Green = Iron Alteration
Blue = Clay Alteration
Red-Yellow = Iron-Clay Alteration
0
500
1,000
meters

TM Satellite Alteration Map showing Minera Cerro EL Diablo Inc.controlled Claims & Resource Area - Dorado Gold Property - Third Region - Chile

Figure 5: TM Satellite Alteration Map showing claims controlled by Pan American Gold Corporation - Dorado Gold Property - Third Region - Chile.

Figure 6: Plan view map of drill holes, faults, roads, gold mineralization blocks and zones of the Dorado Property, III Region, Chile (from Toro and Muehlebach, 1997)

PHOTOS

BRIAN COLE P.GEO.

Brian Cole - APGO # 0165 - Inspects T2 drill site
Nevada Gold Property - III Region - Chile - October 7, 2003
Silicified Breccia
with Vuggy Silica
Photo 1

West
East
View of the Refugio Gold Mine from the Nevada Property
Refugio Pit

Photo 2 : Pit operated by Kinross, 5km north

View of the Dorado Gold Property - III Region - Chile

Photo 4 : Main iron-clay alteration zone

Stockwork veins - Dorado Resource Area -- Chile
Photo 6

Stockwork Gold Mineralization - Dorado Property
Photo 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman
Michael Sweatman, Director
Date: December 3, 2004